EXHIBIT "N"
Amended and Restated Supplement
For
Real Estate Reserve, LLC

This amended and restated supplement (this "Supplement") amends and restates the original supplement for Series 1, LLC (the "Series"), a series of Real Estate Reserve, LLC, a Delaware series limited liability company (the "Company"), which was created in accordance with the operating agreement of the Company dated November 15, 2015 (the "Operating Agreement"), and is entered into by the Company and Glenn Ribble, in his capacity as the manager of the Company and as the series manager of the Series (the "Series Manager"). This Exhibit shall be attached to, and deemed incorporated in its entirety into, the Operating Agreement.

References to Sections and Articles set forth herein are references to Sections and Articles of the Operating Agreement, as in effect as of the effective date of establishment set forth below.

1. **Name of Series:**

The name of the Series is Series 1, LLC, a series of Real Estate Reserve, LLC.

2. **Effective Date:**

The effective date of this Supplement is May 2, 2025.

3. **Purpose**:

The purpose of the Series is to engage in any lawful purpose, including but not limited to the holding and management of investment real estate.

4. **Series Manager:**

Glenn Ribble, an individual is appointed as the Series Manager and shall continue to act as the Series Manager of the Series until dissolution of the Series pursuant to Article 15 of the Operating Agreement, or his resignment and replacement pursuant to the Operating Agreement.

5. **Initial Series Member:**

Persons admitted to the Series are "Series Members." Glenn Ribble is the initial Series Member.

6. **Issuance:**

The Series may issue as many membership interests in the Series ("Series Interests") as necessary to accomplish the business purposes of the Series, as determined in the discretion of the Series Manager. The Series may issue as many membership interests of the Series ("Series Interests") as necessary to fulfill its business purpose, as determined by the Managing Member. Each Series Interest shall be designated as described below in "Interest Designation."

7. **Interest Designation:**

Series Interests shall be divided among Class A and Class B Series Interests. The Series Manager may amend this Supplement at any time to provide for the issuance and creation of additional classes of Series

Interests without the vote or consent of the Members. Ownership percentages of each Series Member in the Series (the "Series Percentage Interest") shall be calculated by dividing all Series Interests held by a Series Member by all Series Interests issued and outstanding, expressed as a percentage. Issued Series Interests shall be set forth in the List of Series Members in Exhibit A to this Supplement, and the Series Manager shall update Exhibit A periodically to reflect the admission or withdrawal of Series Members.

8. **Distributions:**

8.1 *General*:

Distributions of Distributable Cash (defined below) will be made in such amounts and at such times as determined by the Series Manager, in his sole discretion.

"Distributable Cash" means all cash of the Series, less the following items: (i) payment of all fees, costs, indebtedness, and expenses of the Series, (ii) any required tax withholdings, and (iii) reserves for future expenses related to the Series' operations (including reinvestment into additional assets), as established in the reasonable discretion of the Series Manager.

Distributable Cash shall be prorated for any time period for which distributions are being made in which Series Members were not members of the Company for the entire period of time.

8.2 *Tax Distributions*:

In the event that the Series recognizes net gain or income for any taxable year, the Series shall, in the Series Manager's sole discretion, taking into account its financial condition and other commitments, make a good faith effort to distribute to each Series Member, no later than April 15th of the following year, an amount equal to the net gain or income allocated to such Series Member, multiplied by the highest marginal tax rate for individuals then in effect under Section 1 of the Internal Revenue Code plus the highest rate then in effect under applicable state law, if such amount has not already been distributed to such Series Member pursuant to Section 8.3. If any Member receives a smaller or larger distribution pursuant to this section than they would have received had the same aggregate amount been distributed pursuant to Section 8.3, then subsequent distributions shall be adjusted accordingly.

8.3 *Distributions*:

(i) Distributable Cash received from as a result of the Series' operations will be distributed as follows:

(i) Distributable Cash will be distributed pro rata, according to the Series Members' Series Percentage Interests.

Subject to any approved withdrawal of a Series Member or redemption of Series Interests pursuant to an Exit Plan (as defined in Section 15 below), Distributable Cash resulting from a Capital Transaction or liquidation of the Series will be distributed as follows below. The Series Manager may exclude and reinvest any capital contributions previously invested in an asset ("Investor Capital") being returned as Distributable Cash due to a Capital Transaction.

(i) First, the Series Members will ratably receive a return of all their unreturned capital contributions.

(ii) Thereafter, any remaining Distributable Cash will be distributed pro rata, according to the Series Members' Series Percentage Interests.

9. **Allocations:**

Allocation of profits and losses shall be determined in accordance with Article 11 of the Operating Agreement.

10. **Taxation:**

This Series shall be taxed as a partnership.

11. **Voting:**

Except as described below in Section 13, only Series Members holding Class B Series Interests shall have the right to vote on Series matters brought before the Series Members.

12. **Voluntary Withdrawal of a Series Manager:**

A Series Manager of the Series may resign at any time by giving written notice to all of the Series Members of the Series; however, this may require approval of a lender if any loan was conditioned on the qualifications of said Series Manager. The resignation of a Series Manager shall take effect ninety (90) days after receipt of notice thereof or at such other time as shall be specified in such notice or otherwise agreed between the Series Manager and Series Members. The acceptance of such resignation shall not be necessary to make it effective.

13. **Removal of the Series Manager:**

A Series Manager may be removed for Good Cause by Series Members holding seventy-five percent (75%) of the Series Interests. For purposes of the foregoing, "Good Cause" means that the Series Manager conducted itself on behalf of the Series in a manner that (i) constitutes gross negligence or willful misconduct, and (ii) has a material, adverse effect on the Series. In the event the Series Members vote to remove a Series Manager for Good Cause, the Series Manager shall have the right to submit the question of whether sufficient grounds for removal exist to binding arbitration to be conducted as further described in this Supplement.

If a Series Manager is removed for Good Cause, its rights to any Series Interests it holds will be unaffected including its right to vote and receive Distributable Cash pursuant to the section entitled "Distributions" above. No Series Member, including the Series Manager, if applicable, will have any special right to withdraw upon a removal of a Series Manager.

In the event that a Series Manager or its principal is a guarantor for any loan on behalf of the Series, applicable lenders' consent shall be required prior to any act to remove the Series Manager.

14. **Transfer of Series Interests:**

Transfer of Series Interests shall be subject to the procedure set forth within Article 14 of the Operating Agreement.

15. **Redemption of Series Interests/Withdrawal of Series Members:**

The Series Manager may, in its sole discretion, and to the fullest extent permitted by applicable laws and regulations, cause the Series to establish a procedure by which Members may redeem their Series Interests or withdraw from the Series ("Exit Plan"). In its sole discretion, and to the fullest extent permitted by applicable laws and regulations, the Series Manager may set the terms, conditions and restrictions of any Exit Plan and may amend, suspend, or terminate any such Exit Plan at any time for any reason. The Series Manager may also, in its sole discretion and to the fullest extent permitted by applicable laws and regulations, decline any particular redemption or withdrawal request made pursuant to an Exit Plan for any reason. Any Exit Plan implemented by the Series Manager will be attached as Exhibit A to this Supplement and may be amended from time to time.

16. **Indemnification:**

This Supplement shall incorporate the indemnification provisions of Article 16 of the Operating Agreement.

17. **Dispute Resolution:**

ALL PROSPECTIVE SERIES MEMBERS SHOULD CAREFULLY READ THIS SECTION TO ENSURE THAT THEY UNDERSTAND THAT BY SIGNING THIS SUPPLEMENT THEY ARE GIVING UP THE RIGHT TO TRIAL AND REIMBURSEMENT OF EXPENSES RELATED TO ANY DISPUTE. THE PRIMARY PURPOSE OF THIS ARTICLE IS TO PROTECT THE SERIES MEMBERS AND THEIR RESPECTIVE INVESTMENTS IN THE SERIES.

Introduction

Because the nature of the Series is to generate profits from the Series' operations, it is imperative that one Series Member's dispute with the Series Manager and/or other Series Members is not allowed to diminish the profits available to other Series Members. Litigation could require diversion of the Series' profits to pay attorneys' fees or could tie up Series funds necessary for the operation of the Series, impacting the profitability of the investment for all the Series Members. The only way to prevent such needless expense is to have a comprehensive dispute resolution procedure in place, to which each of the Series Members have specifically agreed in advance of membership in the Series. The procedure described below requires an aggrieved party to take a series of steps designed to amicably resolve a dispute on terms that will preserve the interests of the Series and other non-disputing Series Members, before invoking a costly remedy, such as arbitration.

In the event of a dispute, claim, question, or disagreement between the Series Members or between the Series Manager and one or more Series Members arising from or relating to this Agreement, the breach thereof, or any associated transaction (hereinafter "Dispute"), the Series Manager and the Series Members hereby agree to resolve such Dispute by strictly adhering to the dispute resolution procedure provided in this section.

Notice of Disputes

The aggrieved party must send written notice of a Dispute to the Series Manager.

Negotiation of Disputes

The parties hereto shall use their best efforts to settle any Dispute. To this effect, they shall consult and negotiate with each other in good faith and, recognizing their mutual interests, attempt to reach a just and equitable solution satisfactory to all parties. If, within a period of ninety (90) days after written notice of such Dispute has been served by either party on the other, the parties have not reached a negotiated solution, then upon further notice by either party, the Dispute shall be submitted to mediation administered by the American Arbitration Association ("AAA") in accordance with the provisions of its commercial mediation rules. The onus is on the aggrieved party to initiate each next step in this dispute resolution procedure as provided below.

Tiebreaker Provision. If the disputing parties are unable or unwilling to attempt a negotiated agreement on their own within thirty (30) days of Notice of the Dispute, they shall appoint a mutually acceptable neutral party who shall be either an attorney or CPA licensed in Delaware, familiar with the Securities Act, the Act, and Regulation D offerings, to review the facts surrounding the Dispute and offer a nonbinding tiebreaking vote and/or proposed resolution. All costs and fees for such informal resolution shall be split equally between the parties to the dispute.

General Provisions for Alternative Dispute Resolution

On failure of negotiation and mediation, as a last resort, binding arbitration shall be used to ultimately settle the Dispute. The following provisions shall apply to any subsequent mediation or arbitration.

Preliminary Relief. Any party to the Dispute may seek preliminary relief at any time after negotiation described above has failed, but prior to arbitration, under the "Optional Rules for Emergency Measures of Protection of the AAA Commercial Arbitration Rules and Mediation Procedures." The AAA case manager may appoint an arbitrator who will hear only the preliminary relief issues without going through the arbitrator selection process described in this section.

Consolidation. Identical or sufficiently similar Disputes presented by more than one Series Member may, at the option of the Series Manager, be consolidated into a single negotiation, mediation, and/or arbitration.

Location of Mediation or Arbitration. Any mediation or arbitration shall be conducted in the state of the principal office of the Series, and each party to such mediation or arbitration must attend in person.

Attorney Fees and Costs. Each party shall bear its own costs and expenses (including its own attorneys' fees) and an equal share of the mediator or arbitrators' fees and any administrative fees, regardless of the outcome.

Maximum Award. The maximum amount a party may seek during mediation or be awarded by an arbitrator is the amount equal to the party's capital contributions and any Distributable Cash or interest to which the party may be entitled. An arbitrator will have no authority to award punitive or other damages.

AAA Commercial Mediation or Arbitration Rules. Any Dispute submitted for mediation or arbitration shall be subject to the AAA's commercial mediation or arbitration rules. If there is a conflict between these rules and this Article, this Article shall be controlling.

Mediation

Any Dispute that cannot be settled through negotiation as described in this section may proceed to mediation. The parties shall try in good faith to settle the Dispute by mediation, which each of the parties to the Dispute must attend in person, before resorting to arbitration. If, after no less than three (3) face-to-face mediation sessions, mediation proves unsuccessful at resolving the Dispute, the parties may then, and only then, resort to binding arbitration as described in below.

If the initial mediation(s) does not completely resolve the Dispute, any party may request, for good cause (which shall be specified in writing) a different mediator for subsequent mediation(s) by serving written notice of the request on the other parties for approval. If good cause exists, such request shall not be unreasonably denied.

Selection of Mediator. The complaining party shall submit a request for mediation to the AAA. The AAA will appoint a qualified mediator to serve on the case. The parties will be provided with a biographical sketch of the mediator. The parties are instructed to review the sketch closely and advise the AAA of any objections they may have to the appointment in writing within five (5) days of receipt. If no objections are received within this timeframe, the mediator shall be deemed acceptable and mediation scheduled as soon as possible thereafter.

The preferred mediator shall have specialized knowledge of securities law, unless the dispute pertains to financial accounting issues, in which case the arbitrator shall be a certified public accountant, or if no such Person is available, shall be generally familiar with the subject matter involved in the Dispute. If the parties are unable to agree on the mediator within thirty (30) days of the request for mediation, the AAA case manager will make an appointment.

Arbitration

Any Dispute that remains unresolved after good faith negotiation and three (3) failed mediation sessions shall be settled by binding arbitration. Judgment on the award rendered by the arbitrator(s) may be entered in any court of competent jurisdiction.

Selection of Arbitrator. Prior to arbitration, the complaining party shall cause the appointment of an AAA case manager by filing of a claim with the AAA along with the appropriate filing fee and serving it on the defending party. The AAA case manager shall provide each party with a list of proposed arbitrators who meet the qualifications described below, or if no such person is available, are generally familiar with the subject matter involved in the Dispute. Each side will be given a number of days to strike any unacceptable names, number the remaining names in order of preference, and return the list to the AAA. The AAA case manager shall then invite Persons to serve from the names remaining on the list, in the designated order of mutual preference. Should this selection procedure fail for any reason, the AAA case manager shall appoint an arbitrator as provided in the applicable AAA Commercial Arbitration Rules.

Qualifications of Arbitrator. The selected arbitrator shall have specialized knowledge of securities law, unless the dispute pertains to financial accounting issues, in which case the arbitrator shall be a certified public accountant. Further, the selected arbitrator must agree to sign a certification stating that he/she has read this Agreement and all of the documents relevant to this Agreement in their entirety.

Limited Discovery. Discovery shall be limited to only this Supplement, the Operating Agreement, and those documents pertaining to this Supplement, any written correspondence between the parties, and any other documents specifically requested by the arbitrator as necessary to facilitate his or her understanding of the Dispute. The parties may produce witnesses for live testimony at the arbitration hearing at their own expense. A list of all such witnesses and complete copies of any documents to be submitted to the arbitrator shall be served on the arbitrator and all other parties within forty-five (45) days of the arbitration hearing, at the submitting party's expense.

Maintenance of the Status Quo

Unless preliminary relief has been sought and granted pursuant to this section, while a Dispute is pending, the Series Manager shall continue all operations and distributions of Distributable Cash in accordance with the provisions set forth in this Supplement as if the Dispute had not arisen, except that, a complaining Series Member's distributions shall be suspended and held in trust by the Series Manager pending the outcome of the Dispute.

Venue

Venue for any Dispute arising under this Agreement or any Disputes among any Series Members or the Series shall be in the county of the principal office of the Series.

18. **Amendment**: This Series Designation may be amended by a majority of the holders of the Class B Series Interests.

        IN WITNESS WHEREOF, this Series Designation has been executed as of the effective date written above.

SERIES MANAGER:

By: *Glenn Ribble*
box SIGN   4PJ72839-4262V6PP
    Glenn Ribble, an individual

COMPANY:

Real Estate Reserve, LLC,
a Delaware series limited liability company

By: *Glenn Ribble, Manager, Real Estate Reserve LLC*
box SIGN   4PJ72839-4262V6PP
    Glenn Ribble, Manager

EXHIBIT A

EXIT PLAN

APPROVED WITHDRAWAL

At least ten (10) days prior to making a distribution related to the sale, refinance or other disposition of a real estate asset of the Series (a "Capital Transaction"), the Series Manager will be required to give written notice of such distribution to all Series Members who have held their Series Interests for at least one year (a "Distribution Notice"). Upon receiving the Distribution Notice, Series Members who wish to exit the Series and have their Series Interests terminated (a "Withdrawal"), may submit written notice of their election in writing to the Series Manager within ten (10) days of receipt of the Distribution Notice (the "Withdrawal Request").

Prior to making such distribution, the Series Manager will provide written notice to all Series Members who submitted a Withdrawal Request either approving or denying the requests, which will include the expected amount each withdrawing Series Member (each a "Withdrawing Member") may expect to receive upon their withdrawal (calculated as described below). Withdrawals will be limited by the Series to twenty percent (20%) of the Series' Class A Series Interests per calendar year. To prevent Withdrawals from potentially harming the remaining Series Members of the Series, the Manager shall not approve any Withdrawals during any period in which the Series Interest Price paid by the Series Members exceeds the net asset value of the Series, as reasonably calculated by the Series Manager. If any Withdrawal Requests are approved by the Series Manager, in its sole discretion (a "Approved Withdrawal"), they will be fulfilled for such Withdrawing Members on a first come first served basis prior to the Series Manager making any distribution.

In the case of any Approved Withdrawal, the Series will distribute Distributable Cash as follows:

(i)   First, to Withdrawing Members, a return of all their unreturned capital contributions.

(ii)   Second, ratably to non-withdrawing Series Members, a return of any remaining Distributable Cash attributable to capital contributions previously invested in the asset, which is the subject of the Capital Transaction, less any amount the Series Manager elects to reinvest.

(iii)   Third, ratably to all Series Members, any remaining Distributable Cash attributable to any profit earned from the Capital Transaction, with such distribution not being treated as a return of Series Members' capital contributions.

An Approved Withdrawal will be deemed effective as of the date the distribution is made.

Other then as provided above, no Series Member shall have the right to withdraw from the Series or to receive a return of any of its capital contributions to the Series until the Series is terminated and its affairs wound up, according to the Act and the Operating Agreement, unless otherwise permitted by the Manager. Pursuant to the Operating Agreement, the Manager may, in its sole discretion, approve, suspend, or terminate this and other withdrawal and redemption plans in its sole discretion.

EFFECTIVE DATE: May 2, 2025

SERIES MANAGER:

By: *Glenn Ribble*
box SIGN   4PJ72839-4262V6PP
Glenn Ribble, an individual